EXHIBIT 99.1

For Immediate Release 17-3-TR	Date: January 26, 2017

Teck Announces Sale of Wintering Hills Wind Power Facility

Calgary, AB – Teck Resources Limited (“Teck”, TSX: TECK.A and TECK.B, NYSE: TECK) announced today that it has entered into an agreement to sell its 49 per cent interest in the Wintering Hills wind power facility to IKEA Canada for CAD $58.6 million. The joint owner, TA Wintering Hills L.P., a subsidiary of TransAlta Corporation, has also announced the sale of its 51 per cent interest to IKEA Canada.

Wintering Hills is an 88 megawatt (MW) wind power facility located near Drumheller, Alberta, and was commissioned in 2011.

The transaction is expected to close in February 2017, subject to the satisfaction of customary closing conditions. Barclays Canada acted as financial advisor to Teck.

Forward Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking statements include statements regarding Teck’s expectations regarding the closing of the transaction, the timing of closing and Teck’s expected proceeds. These statements are based on the assumption that the conditions to closing are satisfied and the transaction closes within the time frame indicated. Factors that may cause actual results to vary include, risks related to the inability of any party to the agreement to satisfy the conditions to closing, including receipt of required regulatory approvals, accuracy of representations and warranties and other customary closing conditions, within the time frame indicated or at all and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Teck does not assume any obligation to revise or update these forward-looking statements after the date of this release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities law.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in

Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com